SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
INTELLIGROUP, INC.
(Name of Subject Company)
INTELLIGROUP, INC.
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
45816A106
(CUSIP Number of Class of Securities)
Vikram Gulati
President and Chief Executive Officer
Intelligroup, Inc.
5 Independence Way, Suite 220
Princeton, New Jersey 08540
(646) 810-7400
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:

Robert F. Kennedy, Esq.	Steven M. Skolnick, Esq.
Jones Day	Meredith Prithviraj, Esq.
222 East 41st Street	Lowenstein Sandler PC
New York, New York 10017	65 Livingston Avenue
(212) 326-3939	Roseland, New Jersey 07068
(973) 597-2500
☐	Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Introduction
This Amendment No. 5 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Intelligroup, Inc., a New Jersey corporation (the “Company”), on June 21, 2010, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Company on June 24, 2010, by Amendment No. 2 to the Schedule 14D-9 filed with the SEC by the Company on July 1, 2010, by Amendment No. 3 to the Schedule 14D-9 filed with the SEC by the Company on July 2, 2010 and by Amendment No. 4 to the Schedule 14D-9 filed with the SEC by the Company on July 8, 2010. Except as otherwise noted, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Item 3 is hereby amended and supplemented as follows:
The following paragraph is hereby added after the first full paragraph on page 10.
“On July 8, 2010, the Principal Shareholders, the Company and Purchaser entered into a letter agreement formalizing in writing the agreement by the Principal Shareholders to pay a one-time cash bonus to certain members of the Company’s senior management team, including certain executive officers, in recognition of their significant past contributions to the Company. Pursuant to this letter agreement, Pankit Desai will receive $160,000 and Alok Bajpai and Kalyan Sundaram Mahalingam will each receive $130,000. The remaining $830,000 will be paid to other members of the Company’s senior management team in accordance with the letter agreement. Such letter agreement will become effective upon (i) the consummation of the Offer and (ii) the Principal Shareholders’ receipt of their respective portions of the consideration payable in connection with the Offer. The summary of the letter agreement is qualified in its entirety by reference to such letter agreement which is filed herewith as Exhibit (e)(23).”
ITEM 9. EXHIBITS
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“(e)(23)	Letter Agreement, dated July 8, 2010, among Intelligroup, Inc., Mobius Subsidiary Corporation, Venture Tech Assets Ltd. and SB Asia Infrastructure Fund L.P.”

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELLIGROUP, INC.
By:	/s/ Vikram Gulati
Vikram Gulati
President and Chief Executive Officer

Date: July 8, 2010